SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

18 October 2019

Substitution of M&G plc as the issuer of certain securities

As scheduled and in connection with the proposed demerger of M&G plc ("M&G") from Prudential plc ("Prudential"), with effect from 18 October 2019, M&G has been substituted in place of Prudential as principal debtor in respect of the following securities and their connected coupons:

USD 500,000,000 6.500 per cent. notes due 2048 (ISIN - XS1888930150);
£500,000,000 6.250 per cent. notes due 2068 (ISIN - XS1888925747);
£750,000,000 5.625 per cent. notes due 2051 (ISIN - XS1888920276);
£300,000,000 3.875 per cent. notes due 2049 (ISIN - XS2025521886);
£600,000,000 5.56 per cent. notes due 2055 (ISIN  - XS1243995302); and
£700,000,000 6.34 per cent. notes due 2063 (ISIN - XS1003373047).

The nominal amount (translated, where applicable, into pounds sterling at the exchange rate prevailing as at 30 June 2019 of 1.2727) of this Tier 2 subordinated debt is £3,243 million.

It is expected that the demerger will be completed and that M&G's shares will be admitted to trading on the London Stock Exchange's main market for listed securities by no later than 8.00am (UK time) on 21 October 2019.

Enquiries:

Treasury		Investors/Analysts
Simon Rich	+ 44 (0) 20 3977 9419	Patrick Bowes	+44 (0)20 3977 9702
		William Elderkin	+44 (0)20 3977 9215

Media
Jonathan Oliver	+44 (0)20 3977 9500
Tom Willetts	+44 (0)20 3977 9760

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers, with £717 billion of assets under management (as at 30 June 2019). Prudential plc is incorporated in England and Wales and is listed on stock exchanges in London, Hong Kong, Singapore and New York.

Additional information
Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 October 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer